Coordonnées

www.linkedin.com/in/eléa-clair-5852823b (LinkedIn)
www.eleaclair.book.fr/ (Personal)

Languages

LSF (Professional Working)
Français (Native or Bilingual)
Anglais (Native or Bilingual)
Allemand (Professional Working)

Eléa CLAIR

Filmmaker - Actress, Director, Producer
Paris, Île-de-France, France

Résumé

I'm a French filmmaker living between Paris and New York. I've been acting for almost twenty years in many TV series and films in France and abroad. I created my own production company, Six And Midnight Films, in 2019 whose goal is to develop projects that aim to challenge the status quo.
Personal website: http://www.eleaclair.com
Company website: https://sixandmidnight.com/

Expérience

Freelance

Film Director
janvier 2014 - Present (10 ans 6 mois)
New York / Paris

Films:

- (Un)fair Trade
- Limbo
- The Amazings

Web series:

- Check, please!
- Mom-to-be (in production)

Freelance

Actress
janvier 2006 - Present (18 ans 6 mois)
New York / Paris

Films:

- Flasher (USA)
- Pourris gâtés (France)
- Mothers (Italy)
- La liste de mes envies (France)
- Poupoupidou (France)

Web series:

- Cause Toujours! (YouTube)

TV series:

- Tandem (France3)
- Commissariat Central (M6)
- HP (OCS)
- Ad Vitam (Arte)
- On va s'aimer un peu, beaucoup... (France2)
- Plus belle la vie (22 episodes)
- Clem (TF1)
- L'amour à 200 mètres (Netflix)
- Interventions (TF1)
- Scènes de ménage (M6)
- La Folle Histoire du Palmashow (Canal Plus)
- Déjà Vu (34 episodes)
- Nos années pension (France2)

Six And Midnight Films
Founder and Producer
janvier 2019 - Present (5 ans 6 mois)

New York / Paris

Films:

- (Un)fair Trade
- Limbo
- Trop c'est trop
- The White Stuff
- Brutta Figura

Freelance
Editor
mai 2020 - Present (4 ans 2 mois)

New York / Paris

Films, Corporate videos, Actors' reels.